TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):   February 22, 2002

TRW Inc.

(Exact Name of Registrant as Specified in Charter)

Ohio	1-2384	34-575430
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1900 Richmond Road, Cleveland, OH		44124
(Address of Principal Executive Offices)		(Zip Code)

Registrant's telephone number, including area code (216) 291-7000

(Former Name or Former Address, if Changed Since Last Report)

Item 5. Other Events

In a press release issued on February 22, 2002, TRW Inc. ("TRW") acknowledged receipt from Northrop Grumman Corporation ("Northrop Grumman") of an unsolicited proposal of $47 in Northrop Grumman common stock for each share of TRW common stock. In the press release, TRW stated that its Board of Directors will address the Northrop Grumman proposal in order to determine the appropriate course, which will serve the best interests of TRW's shareholders and other constituencies. TRW stated that shareholders need take no action at this time.

TRW also stated in the press release that it found it regrettable that Northrop Grumman has chosen to make this proposal immediately following the unexpected departure of its former Chief Executive Officer, David Cote, and the aberationally low stock price that resulted. A copy of the press release is attached as Exhibit 99 and is incorporated herein by reference.

Item 7. Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits.

(99) Press release issued by TRW Inc., dated February 22, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRW Inc.

Date: February 22, 2002

By: /s/ W. B. Lawrence

W. B. Lawrence
Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description
(99)	Press release issued by TRW Inc., dated February 22, 2002.